OMB Number 3235-0362
                                                       Expires: February 1, 1994


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

/   /    Form 3 Holdings Reported

/ X /    Form 4 Transactions Reported

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person

         Stoltzfus, Jr.                      William                 A.
         (Last)   (First)                   (Middle)

                                           37 Hun Road
                                            (Street)

         Princeton,                        New Jersey               08540
         (City)   (State)                     (Zip)


2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)


3.       IRS or Social Security Number of Reporting Person
         (Voluntary)

4.       Statement for
         (Month/Year)
         1998

5.       If Amendment, Date of Original
         (Month/Year)

6.       Relationship of Reporting Person to Issuer
                (Check all applicable)

            X    Director                                     10% Owner
         -------                                    -------
                 Officer (give title below)                   Other (specify
         -------                                    -------   below)

         -----------------------------------------

805579.1

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


                                                                                5. Amount of     6.   Ownership
                                                                                   Securities         Form:       7.   Nature of
             2. Transaction    3.   Trans-      4. Securities Acquired (A) or      Beneficially       Direct (D)       Indirect
                Date                action         Disposed of (D)                 Owned at End       or Indirect      Beneficial
1. Title of                         Code                                           of Month           (I)              Ownership
   Security     (Month/Day/         (Instr. 8)     (Instr. 3, 4 and 5)             (Instr. 3, 4)      (Instr. 4)       (Instr. 3,
   (Instr.3)    Year)          Code       V        Amount  (A) or (D)  Price                                           4)


























Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                    (Print or Type Responses)                                                                SEC 2270 (3/91)

805579.1

Form 5 (continued)

  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of       2. Conversion   3.   Trans       4.  Transac-    5. Number of Derivative        6. Date Exercisable and
    Derivative        or Exercise       action          tion Code      Securities Acquired (A) or     Expiration Date (Month/Day/
    Security          Price of          Date                           Disposed of (D)                Year)
    (Instr.3)         Derivative        (Month/         (Instr. 8)     (Instr. 3, 4, and 5)
                      Security          Day/Year)
                                                                                                     Date Exercis-    Expiration
                                                                          (A)             (D)           able            Date


Option to acquire  $2.4375         5/15/98                  A       5,000                             Note 1           Note 1
(Note 1)



















                    (Print or Type Responses)                                                     SEC 2270 (3/91)

805579.1

1.   Title of        7.   Title and Amount of Under      8.   Price of       9. Number of      10.Ownership       11. Nature of
     Derivative           lying Securities                    Derivative     Derivative        Form of Deriva-     Indirect Bene
     Security                                                 Security       Securities        tive Security:     ficial Ownership
     (Instr.3)            (Instr.3 and 4)                                    Beneficially      Direct (D) or      (Instr. 4)
                                                              (Instr. 5)     Owned at End of   Indirect (I)
                                                                             Month             (Instr. 4)


                                           Amount or
                                           Number of
                           Title           Shares                         (Instr. 4)

Option to acquire    Class A Common          5,000       $0                  Note 2                D
(Note 1)             Stock
















Explanation of Responses:

Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan.  The option becomes exercisable on the date of the issuer's 1999 Annual Meeting of Stockholders, and expires fifteen months thereafter.

Note 2: This reporting person does not own any other options having the same exercise price and exercise period.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                              /s/ William A. Stolzfus, Jr.                  2/11/99
                                              --------------------------------------------- ------------------------------
                                              **Signature of Reporting Person                       Date
                                                William A. Stoltzfus, Jr.


Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.


                    (Print or Type Responses)                                                        SEC 2270 (3/91)


805579.1